Sholder, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Checking (6857)	2,331.43
1020 Stripe (required for Synder)	3,461.10
Total Bank Accounts	**$5,792.53**
Accounts Receivable	
1200 Accounts Receivable (A/R) - USD	4,287.00
Total Accounts Receivable	**$4,287.00**
Other Current Assets	
1300 Prepaid Expenses	0.00
Uncategorized Asset	1,973.94
Undeposited Funds	180.00
Total Other Current Assets	**$2,153.94**
Total Current Assets	**$12,233.47**
Other Assets	
Ask Accountant	21,989.46
Consulting Scholarship	13,229.50
Total Other Assets	**$35,218.96**
TOTAL ASSETS	**$47,452.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2040 Brex Card	628.40
2041 Brex Card Reserve	-5,000.00
Total Credit Cards	**$ -4,371.60**
Other Current Liabilities	
2030 Shareholder Loan Payable	-20,000.00
2170 Unearned Revenue	0.00
Accruals	20,175.00
Customer Balance Liability	-100.00
Loan Payable	-8,110.03
Total Other Current Liabilities	**$ -8,035.03**
Total Current Liabilities	**$ -12,406.63**

Sholder, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
2215 Safe Notes	802,992.79
Total Long-Term Liabilities	**$802,992.79**
Total Liabilities	**$790,586.16**
Equity	
Opening balance equity	-2,165.84
Owner's Equity	3,000.00
Retained Earnings	-536,372.04
Net Income	-207,595.85
Total Equity	**$ -743,133.73**
TOTAL LIABILITIES AND EQUITY	**$47,452.43**